
August 13, 2012

Via E-Mail
Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, MEXICO

> **Re: Pladeo Corp.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2012**
> **File No. 333-182714**

Dear Ms. Guerrero:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   You appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain operations.

3.   Please ensure that disclosure throughout the document clarifies that you have a sole officer and director. In this regard, as examples only of disclosures that should be revised, we note that you refer to your sole officer and director Ms.. Guerrero as "he" and "they," and you discuss your "executive officers," on the prospectus cover page and on page 6. Please review your filing generally and revise as appropriate to ensure that pronouns and verbs used with respect to Ms. Guerrero reflect that she is the company's sole officer and director.

Risk Factors, page 4

General

4.   It appears that on the effective date of your registration statement, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act and will not have a class

of securities registered under Section 12 of that act. Please consider adding risk factor informing potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and the resulting risks.

5.   We note that you currently have only one shareholder, and that, given the size of your proposed offering, it appears likely that you will have fewer than 300 shareholders following the completion of the offering. Please consider adding risk factor disclosure that informs stockholders of the possibility that your reporting obligations may be suspended due to a limited number of shareholders, as well as the resultant risks in that event.

"We are a development stage company…," page 4

6.   This risk factor refers to "difficulties normally encountered by new transportations [sic] companies," and the ensuing risk factor states that your current operating funds are less than those needed to complete your "intended operations of operating a chauffeuring and transportation services business." These disclosures are inconsistent with your business plans as described elsewhere in the filing. Please revise or advise.

"Because our current president and executive officer…," page 5

7.   Please expand this risk factor to note, if accurate, that Ms. Guerrero is the company's sole employee.

"Due to the lack of a trading market…," page 7

8.   Please revise or explain the reference to a company by the name of Global Lines Inc. in this risk factor.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 10

9.   We note the following disclosure: "The amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting [company]." Please revise to state clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus, assuming no proceeds from the offering. If the currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms, and indicate how long you believe you can continue in operation using available capital resources.

Description of Business

Competition, page 12

10.   You refer to your potential "failure to maintain a competitive position" within the instant messaging system industry. Such disclosure could be read to suggest that the company has already attained a competitive position. Please revise as appropriate to reflect the fact that you have not yet commenced operations.

Agreement, page 13

11.   Please briefly describe here the relationship between Infospace S. De R.L. De CV and "Mex.tl." Clarify, if accurate, that Infospace is the counterparty to an agreement with the company, and that it operates the website Mex.tl. We note in this regard that elsewhere in the prospectus you indicate that you entered into the agreement with Mex.tl.

12.   Please also ensure that you provide a materially-complete description of your agreement with Infospace. In this regard, we note from Exhibit 10.1 that the agreement can be terminated at any time by either party with 30 days' notice, and that Infospace will pay Pladeo 50% of net revenues generated from the website from advertising means selected by Infospace.

Financial Statements, page F-1

13.   We note from the disclosures throughout your filing and the Articles of Incorporation included as Exhibit 3.1 that Pladeo Corp. was incorporated on February 16, 2012. Explain to us why the financial statements reflect a date of inception of April 2, 2012. If appropriate, revise to present your financial statements from the date of inception. Refer to ASC 915.

Signatures, page II-4

14.   We note that the caption to Ms. Guerrero's signature on behalf of the registrant at the top of the signature page indicates that she is the principal executive, financial and accounting officer of the company. Please provide a similar caption to her signature in her individual capacity at the bottom of the page to clarify that she is signing in these capacities. Refer to the Instructions to the Signature portion of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Kevin A. Polis, Esq.
        Carrillo Huettel, LLP